UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11275Q107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,675,193(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,675,193(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) This amount includes Class A Shares beneficially owned by BIPC Holding LP, BIPC GP Holdings Inc., BIG Holdings L.P., Brookfield Infrastructure Group Limited, BAM Infrastructure Group L.P. and BAM Limited.

(2) Percentage ownership is based on an aggregate 73,361,291 class A exchangeable voting shares (the “Class A Shares”) of the Brookfield Infrastructure Corporation (the “Issuer”) outstanding as of November 17, 2021.

(3) Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 78% voting interest in the Issuer.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,675,193(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,675,193(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,193 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4) This amount consists of Class A Shares beneficially owned by Brookfield Asset Management Inc.

(5) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(7) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIG HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(8) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(9) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM INFRASTRUCTURE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MANITOBA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(10) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,675,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,675,193

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,675,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(11) Percentage ownership is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(12)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(12) Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Infrastructure Partners L.P. hold an approximate 78% voting interest in the Issuer.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to the Schedule 13D, originally filed on April 9, 2020 and as thereafter amended on July 31, 2020 (the “original Schedule 13D”), is being filed to reflect, among other things, (i) the removal of Partners Limited (“Partners”) and Partners Value Investments L.P. (“Value Investments”) as Reporting Persons (as defined in the original Schedule 13D), (ii) the addition of BAM Partners Trust, a trust established under the laws of the Province of Ontario (the “BAM Partnership”), as a Reporting Person and (iii) the decrease in the beneficial ownership of Class A Shares (as defined in the original Schedule 13D) by the Reporting Persons resulting from an increase in the number of outstanding Class A Shares.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 2.

Item 2. Identity and Background.

The BAM Partnership shall be deemed a “Reporting Person” and each of Partners and Value Investments shall not be deemed to be a “Reporting Person” for purposes of this Schedule 13D, as amended hereby. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.7.

Item 2(a) of the original Schedule 13D is hereby amended to remove reference to Partners and Value Investments, including subsections (xi) and (xii), and supplemented to add new section (xi) as follows:

(xi) BAM Partners Trust (the “BAM Partnership”), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”). In accordance with the previous announcement in Brookfield’s management information circular dated April 27, 2020, Partners closed the transfer of 85,120 class B limited voting shares of Brookfield (the “BAM Class B Shares”) on April 6, 2021, representing 100% of such shares, to the BAM Partnership. The BAM Class B Shares entitle the holders thereof to appoint one half of the board of directors of Brookfield.

Item 2(b)-(c), (f) of the original Schedule 13D is hereby amended to remove references to Partners and Value Investments, including the schedules of directors and officers thereof, and supplemented as follows:

BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

Schedules I to III to this Amendment No. 2 set forth a list of updated names of directors and executive officers of Brookfield, BIPL and BIGL (to be included as “Scheduled Persons” for purposes of this Schedule 13D), and their respective principal occupations, addresses, and citizenships.

Schedule IV to this Amendment No. 2 sets forth a list of all of the directors and officers (to be included as “Scheduled Persons” for purposes of this Schedule 13D) of BAM Partners, as trustee of the BAM Partnership, and their respective principal occupations, addresses, and citizenships.

Item 2(d)-(e) of the original Schedule 13D is hereby amended to remove reference to Partners and Value Investments, and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 8,675,193 shares, constituting approximately 11.8% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate 73,361,291 Class A Shares outstanding as of November 17, 2021.

(i) Brookfield

(a)	Brookfield may be deemed the beneficial owner of 8,675,193 Class A Shares, constituting a percentage of approximately 11.8%.

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 8,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 8,675,193 Class A Shares

(ii) BAM Partnership

(a)	BAM Partnership may be deemed the beneficial owner of 8,675,193 Class A Shares, constituting a percentage of approximately 11.8%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 8,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 8,675,193 Class A Shares

(iii) BIPC Holding

(a)	BIPC Holding may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(iv) BIPC GP

(a)	BIPC GP may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(v) BIP

(a)	BIP does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BIPL

(a)	BIPL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Share

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vii) BIGBL

(a)	BIGBL does not beneficially own any Class A Shares

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Share

(viii) BIG Holdings

(a)	BIG Holdings may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(ix) BIGL

(a)	BIGL may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(x) BIG LP

(a)	BIG LP may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

(xii) BAM Limited

(a)	BAM Limited may be deemed the beneficial owner of 7,675,193 Class A Shares, constituting a percentage of approximately 10.5%

(b)	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 7,675,193 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 7,675,193 Class A Shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

Brookfield and BIP hold an approximate 78% voting interest in the Issuer (as of November 17, 2021), BIP may receive up to 73,361,291 Class A Shares (as of November 17, 2021) in accordance with the terms of the Class A Shares and Brookfield may receive up to 64,686,098 Class A Shares (as of November 17, 2021) in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 – Joint Filing Agreement, dated November 22, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 22, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

BIPC HOLDING LP, by its general partner BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BIPC GP HOLDINGS INC.

	By:	/s/ Albert Lin
		Name:	Albert Lin
		Title:	Secretary

BIG HOLDINGS L.P., by its general partner BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ Albert Lin
	Name:	Albert Lin
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

By:	/s/ Albert Lin
	Name:	Albert Lin
	Title:	Secretary

BAM INFRASTRUCTURE GROUP L.P., by its general partner BAM LIMITED

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BAM LIMITED

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD INFRASTRUCTURE GROUP BERMUDA LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

SCHEDULE I

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Anne Schaumburg, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	U.S.A.

Jeffrey M. Blidner, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Vice Chair of Brookfield	Canada

William J. Cox, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President and Chairman of Waterloo Properties	United Kingdom

Roslyn Kelly, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Senior Managing Director of Mediobanca	Ireland

John Mullen, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman of Telstra, Brambles, and the unlisted entity Toll Group	Australia

Daniel Muñiz Quintanilla, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	Mexico

Derek Pannell, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Corporate Director	United Kingdom

Rajeev Vasudeva, Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chairman of Centum Learning Ltd.	India

Gregory Ernest Alexander Morrison, President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Bermuda Ltd	Canada

Gregory Noel McConnie, Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church, Barbados BB15131	President and CEO of Brookfield International Bank Inc.	Barbados

James Alexander Bodi, Vice President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	CEO of Brookfield Bermuda Ltd	Canada

Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd	United Kingdom

Anna Knapman-Scott, Assistant Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd	Bermuda

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210 225 – 6th Ave. S.W. Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Chief Executive Officer, Brookfield	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Nicholas H. Goodman, Managing Partner, Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer, Brookfield	United Kingdom

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chair of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chair, GLP IM Holdings Limited	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey. Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London, UK E14 5AA	Managing Partner, Chief Executive Officer Renewable Power, Brookfield	Canada

SCHEDULE III

BROOKFIELD INFRASTRUCTURE GROUP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Mabel Wong, Director and Managing Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Director of Brookfield	Canada

Carl Ching, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

David Krant, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Albert Lin, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice-President of Brookfield	Canada

Matthew Unruh, Senior Vice-President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada

Daimeng Zhang, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director of Finance of Brookfield	Canada

SCHEDULE IV

BAM CLASS B PARTNERS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer, Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President of Brookfield	Canada